Exhibit 99.2
NICE Security Solutions Deployed to Secure Houston Ship Channel by
Enhancing Situational Awareness and Information Sharing

NICE solutions create paradigm change in Harris County security management, enabling collaboration across regional agencies

Ra’anana, Israel, August 20, 2013 – NICE Systems (NASDAQ: NICE) today announced that it has successfully implemented, in coordination with the Harris County Sheriff’s Office and the Harris County Information Technology Center, NICE Situator and NiceVision Net to secure the Houston Ship Channel, following orders in 2012 and 2013. The ship channel is one of the United States’ busiest waterways and part of the world’s 10th largest seaport. The NICE implementation supports the Houston Ship Channel Security District’s core mission of deploying a well-coordinated, system-wide approach to security in order to maximize preparedness and response, and mitigate security threats.

A 24/7 monitoring center operated by the Harris County Sheriff’s Office is the focal point for threat assessment and local/state response at the ship channel. Here, NICE Situator fuses the information from fixed and mobile video, radar, sonar, AIS ship tracking and more, and automates response plans so that operators can better visualize and manage situations in real-time, both on land and on the water. NICE is also providing a web client for its video solution, as well as mobile client software for Situator so that first responders can view task lists and more effectively synchronize their response processes.

In a step toward improving mobile responses, interagency coordination, and interoperability, the Situator software has also been deployed in the Harris County Mobile Command Center and at other locations in collaboration with the Police Department at the Port of Houston Authority, the Harris County Office of Homeland Security and Emergency Management, the Harris County Sheriff’s Office, and the U.S. Coast Guard.

“We view NICE Situator as essential to our core mission of securing the Houston Ship Channel. It has helped us achieve greater situational awareness, improve collaboration and information sharing across response teams, and automate various processes,” said Lieutenant Godfrey T. Eta, Harris County Sheriff’s Office. ”It’s a paradigm change in the way we manage safety and security at the Ship Channel.”

As a first step in cross-region collaboration, NICE will also integrate video feeds from a large municipality in Harris County into NICE Situator.

“The Harris County Sheriff’s Office and the Harris County Information Technology Center have gone to great lengths to keep the Houston Ship Channel secure, and we’re especially excited about NICE’s role in that process,” said Yaron Tchwella, President of the NICE Security Group. “This deployment exemplifies a growing desire by many organizations to improve how they manage routine and complex situations and collaborate with other stakeholders and agencies. Harris County’s vision of extending these capabilities regionally is a forward-thinking model that we believe other counties will follow.”

NICE’s Security solutions help organizations capture, analyze and leverage big data to anticipate, manage and mitigate security and safety risks, improve operations, and make the world a safer place. The NICE security, intelligence and cyber offerings provide valuable insights that enable enterprises and governments to take the best action at the right time by correlating structured and unstructured data from multiple sensors and channels, detecting irregular patterns, and recognizing trends. NICE Security solutions are used by thousands of customers worldwide, including transportation systems, critical infrastructure, city centers, banks, enterprises and government agencies.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

About the Harris County Sheriff’s Office and the Harris County Information Technology Center
With a population of over 4 million, Harris County, Texas, is the third most populous county in the United States, and one of three counties in the nation to deploy LTE broadband. As the largest sheriff’s office in Texas and third largest in the United States, the Harris County Sheriff’s Office is committed to the safety and security of the Houston Ship Channel, and the nearly 4 million residents who call Harris County home. The Harris County Information Technology Center supports Harris County by developing, implementing and supporting high quality, innovative and cost effective information technology solutions. More info at www.harriscountyso.org and www.harriscountytx.gov/itc/.

About the Houston Ship Channel
The Houston Ship Channel, located in Houston, Texas, is part of the Port of Houston—one of the United States' busiest seaports. As the world's 10th largest seaport, Houston handles more foreign waterborne tonnage than any other U.S. port. The 52-mile Houston Ship Channel, serving the nation's fourth largest city, contains the world's second largest petrochemical complex. More info at http://www.portofhouston.com/about-us/overview/.

About the Houston Ship Channel Security District
The idea for the Houston Ship Channel Security District was conceived of by local industry and government and made possible by a Texas state law (House Bill 3011) passed in response to the Sept. 11 attacks. Local government and business leaders, in concert with information technology and security professionals, formed a Houston Ship Channel Security Council that understood a dedicated Houston Ship Channel Security District (HSCSD) could deliver improved security for the region’s waterside and landside facilities, as well as for associated supply chain and support industry surrounding the Houston Ship Channel community. The HSCSD, a unique public-private partnership, improves security and safety for facilities, employees and communities surrounding the Houston Ship Channel. http://www.hscsd.org/

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Tchwella, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.